Exhibit 12(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions of dollars)

	Nine Months Ended September 30,
	2014	2013
Earnings:
Net income from continuing operations	$355	$329
Add: Total federal income taxes	222	191
Fixed charges (see detail below)	272	295

Total earnings	$849	$815

Fixed Charges:
Interest expense, excluding capitalized interest	$269	$291
Rentals representative of the interest factor	3	4

Total fixed charges	$272	$295

Ratio of earnings to fixed charges	3.12	2.76